UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the period ended December 11, 2012

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2012

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

(The Company’s auditors have not reviewed these Interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2012)

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Financial Position
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	September 30, 2012	December 31, 2011

ASSETS
Current
Cash and cash equivalents (Note 4)	$619	$2,975
Short-term investments (Note 5)	8,162	5,407
Marketable securities (Note 6)	8,804	13,707
Other receivables and prepaid expenses	479	101

Total Current Assets	18,064	22,190

Other long-term assets (Note 7)	739	739
Property, plant and equipment (Note 8)	951	1,063
Exploration and evaluation assets (Note 9)	8,869	4,694

Total Assets	$28,623	$28,686

LIABILITIES
Current
Accounts payable	$969	$60
Accrued and other liabilities	663	955

Total Current Liabilities	1,632	1,015

Decommissioning liability (Note 10)	1,964	1,907

Total Liabilities	3,596	2,922

SHAREHOLDERS' EQUITY
Share capital (Note 11)	87,359	77,052
Reserves (Note 12)	12,282	10,750
Deficit	(74,614)	(62,038)

Total Shareholders’ Equity	25,027	25,764

Total Liabilities and Shareholders’ Equity	$28,623	$28,686
Commitments (Note 18)

Approved by the Board of Directors:
“John F. Kearney”	“Brian A. Atkins, CA”
Director	Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Comprehensive Loss
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Income
Investment income	$44	$9	$142	$46

Expenses
Depreciation	5	6	15	17
Exploration and evaluation (Note 13)	3,376	2,275	6,492	4,635
Listing and regulatory	16	14	52	54
Management and directors	151	130	470	425
Office and general	152	105	423	597
Professional	(35)	43	107	154
Project evaluation	7	2	8	25
Shareholder and investor communications	150	106	373	267
Share-based compensation	5	56	40	200
	3,827	2,737	7,980	6,374

Other income (expenses)
Finance costs (Note 10)	(12)	(14)	(35)	(43)
Foreign exchange gain (loss)	-	13	-	(13)
Gain (loss) on marketable securities (Note 6)	3,032	(2,703)	(4,998)	(23,737)
Tax deduction recovery (Note 14)	142	139	295	277
	3,162	(2,565)	(4,738)	(23,516)

Net loss for the period	(621)	(5,293)	(12,576)	(29,844)

Other comprehensive income (loss)	-	-	-	-

Comprehensive loss for the period	$(621)	$(5,293)	$(12,576)	$(29,844)

Net loss per share - basic and diluted	$-	$(0.04)	$(0.08)	$(0.23)
Weighted average number of shares outstanding

Basic and diluted	157,278,602	130,824,112	155,892,355	130,723,782

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Cash Flows
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Nine months ended September 30,
	2012	2011

Operating Activities
Net loss for the period	$(12,576)	$(29,844)
Adjustment for items not involving cash:
Accretion and depreciation	165	176
Loss on marketable securities (Note 6)	4,998	23,737
Tax deduction recovery (Note 14)	(295)	(277)
Share-based compensation	40	200
Change in non-cash working capital items:
Other receivables and prepaid expenses	(347)	(79)
Accounts payable and accrued liabilities	378	329
	(7,637)	(5,758)

Financing Activities
Capital stock issued	9,119	-
Issuance costs	(890)	(35)
Capital stock issued on exercise of stock options	-	109
Capital stock issued on exercise of warrants	2	36
	8,231	110

Investing Activities
Short-term investments	(2,755)	1,416
Paragon acquisition (Note 3)	(182)	-
Property, plant and equipment	(13)	(32)
	(2,950)	1,384

Net change in cash and cash equivalents	$(2,356)	$(4,264)

Cash and cash equivalents, beginning of period	$2,975	$4,464

Net change in cash and cash equivalents	(2,356)	(4,264)

Cash and cash equivalents, end of period	$619	$200

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Common shares
	Number	Amount	Reserves	Deficit	Total

Balance, January 1, 2011	130,448,492	$ 70,314	$ 9,597	$ (28,676))	$ 51,235
Exercise of options between $0.23 and $0.45 per share	285,000	166	(56))	-	110
Exercise of warrants at $0.40 per share	90,620	53	(17))	-	36
Share-based compensation	-	-	200	-	200
Net loss for the period	-	-	-	(29,844))	(29,844))
Balance, September 30, 2011	130,824,112	70,533	9,724	(58,520))	21,737
Issue of shares between $0.67 and $0.75 per share	12,275,000	8,191	-	-	8,191
Share issuance costs	-	(685))	-	-	(685))
Share purchase warrants	-	(989))	989	-	-
Exercise of options at $0.23 per share	10,000	2	(1))	-	1
Share-based compensation	-	-	38	-	38
Net loss for the period	-	-	-	(3,518))	(3,518))
Balance, December 31, 2011	143,109,112	77,052	10,750	(62,038))	25,764
Issue of shares between $0.47 and $0.67 per share	20,909,019	12,513	-	-	12,513
Share issuance costs	-	(768))	-	-	(768))
Share purchase warrants	-	(1,440))	1,440	-	-
Exercise of warrants at $0.40 per share	4,130	2	(1))	-	1
Share-based compensation	-	-	40	-	40
Options and warrants converted upon Paragon acquisition	-	-	53	-	53
Net loss for the period	-	-	-	(12,576))	(12,576))
Balance, September 30, 2012	164,022,261	$ 87,359	$ 12,282	$ (74,614))	$ 25,027

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.           Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating at current levels for the ensuing twelve months. Accordingly, these financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the Statement of Comprehensive Loss and Statement of Financial Position classifications that would be necessary were the going concern assumption not appropriate.

However, at such time that the Company receives operating permits for its mineral properties (which is not a certain event); it will require significant additional financing to place a mine into operation. There is no guarantee that the Company will be able to obtain such financing to complete the development of its mineral properties.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2011 prepared in accordance with IFRS.

(b)	Basis of Preparation

These interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss which are stated at their fair value. These financial statements are presented in Canadian dollars.

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these interim consolidated financial statements will be finalized only when the annual IFRS financial statements are prepared for the year ending December 31, 2012. The accounting policies chosen by the Company have been applied consistently to all periods presented.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Accounts that require significant estimates as the basis for determining the stated amounts include exploration and evaluation assets, property, plant and equipment, decommissioning liability and share-based compensation. Depreciation and depletion of exploration and evaluation assets and property, plant and equipment assets are dependent upon estimates of useful lives and resource estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of exploration and evaluation assets or property, plant and equipment is dependent upon estimates of fair value that take into account factors such as resources, reserves, economic and market conditions and the useful lives of assets. Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Share-based compensation expense is calculated using the Black-Scholes valuation model which requires significant judgment as to considerations such as stock option lives and stock volatility.

(d)	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectability is reasonably assured. Government grants relating to costs are accrued as receivable and recognized in the consolidated statement of comprehensive loss as a reduction of the related expense. Government grants relating to property, plant and equipment are accrued as receivable and recognized in the consolidated statement of financial position as a reduction of the carrying value of the related asset.

(e)	IFRS Standards Adopted

IFRS 7 (Amendment)	Financial Instruments: Disclosure
IAS 12 (Amendment)	Income Taxes

(f)	IFRS Standards Issued But Not Yet Effective

IFRS 7 (Amendment)	Financial Instruments: Disclosure (2)
IFRS 9	Financial Instruments (4)
IFRS 10	Consolidated Financial Statements (2)
IFRS 11	Joint Arrangements (2)
IFRS 12	Disclosure of Interests in Other Entities (2)
IFRS 13	Fair Value Measurement (2)
IAS 1 (Amendment)	Presentation of Financial Statements (1)
IAS 19 (Amendment)	Employee Benefits (2)
IAS 27 (Amendment)	Separate Financial Statements (2)
IAS 28 (Amendment)	Investments in Associates and Joint Ventures (2)
IAS 32 (Amendment)	Financial Instruments: Presentation (3)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine (2)
(1)	For annual periods beginning on or after July 1, 2012
(2)	For annual periods beginning on or after January 1, 2013
(3)	For annual periods beginning on or after January 1, 2014
(4)	For annual periods beginning on or after January 1, 2015

The Company anticipates that the application of these standards and amendments will not have a material impact on the results and financial position of the Company.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.           Paragon Minerals Acquisition

On September 24, 2012, the Company acquired the outstanding shares of Paragon Minerals Corporation (“Paragon”), a company which holds mineral interests in the Canadian provinces of Newfoundland and Ontario including a significant precious metal-rich, copper-lead-zinc Volcanogenic Massive Sulphide (“VMS”) discovery with a potential opportunity to develop into a viable economic resource and located immediately adjacent to Teck Resources Limited’s Duck Pond mine and mill complex.

The acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. The transaction does not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified. Total consideration transferred was $4,345,000, which was comprised of the issuance of 7,299,019 common shares valued at $3,394,000 based on the closing market price of the Company’s shares on September 24, 2012 of $0.465 per share, conversion of options and warrants with a fair value of $53,000 (See Note 12), 7,000,000 Paragon shares previously acquired and valued at $420,000 based on the closing market price of Paragon shares on September 24, 2012 of $0.06 per share and transaction costs of $478,000. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition. A value of $4,153,000 was allocated to exploration and evaluation assets for the mineral interests. (See Notes 8, 11 and 12)

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon finalization of transaction cost adjustments.

4.           Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased. The Company’s cash and cash equivalents at September 30, 2012 consisted of cash of $595,000 and cash equivalents of $24,000 (December 31, 2011 – cash of $1,951,000 and cash equivalents of $1,024,000).

5.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased. At September 30, 2012, short-term investments were valued at $8,162,000, earning investment income at a rate of 1.45% (December 31, 2011 - $5,407,000, earning income at a rate of 1.30%). The market value of these assets is based upon quoted market values and the recorded amounts at September 30, 2012 and December 31, 2011 equal the fair value for these investments.

6.           Marketable Securities

	September 30, 2012			December 31, 2011
	# of Shares	Original Cost	Fair Value	# of Shares	Original Cost	Fair Value
Vatukoula Gold Mines plc	12,573,380	$ 10,142	$ 8,779	12,573,380	$ 10,142	$ 13,707
Golden Dory Resources	350,000	25	25	-	-	-
		$ 10,167	$ 8,804		$ 10,142	$ 13,707

7.           Other Long-term Assets

As at September 30, 2012, other long-term assets consist of non-interest bearing reclamation security deposits of $525,000 (December 31, 2011 - $525,000) and restricted cash equivalents of $214,000 (December 31, 2011 - $214,000).

The non-interest bearing reclamation security deposits are lodged with government agencies as security in support of certain reclamation obligations.

The restricted cash equivalents are security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada (“DFO”).

8.           Property, Plant and Equipment

	Mining Equipment	Office Equipment	Leasehold Improvements	Prairie Creek Plant & Mill	Total
Cost
at December 31, 2010	$ 1,623	$ 151	$ 60	$ 500	$ 2,334
Additions	24	8	-	-	32
Disposals	-	-	-	-	-
at December 31, 2011	1,647	159	60	500	2,366
Additions	13	5	-	-	18
Disposals	-	-	-	-	-
at September 30, 2012	$ 1,660	$ 164	$ 60	$ 500	$ 2,384

Accumulated Depreciation
at December 31, 2010	$ 907	$ 113	$ 42	$ -	1,062
Depreciation charge	219	11	11	-	241
Disposals	-	-	-	-	-
at December 31, 2011	1,126	124	53	-	1,303
Depreciation charge	114	9	7	-	130
Disposals	-	-	-	-	-
at September 30, 2012	$ 1,240	$ 133	$ 60	$ -	$ 1,433

Net Book Value
at December 31, 2010	$ 716	$ 38	$ 18	$ 500	$ 1,272
at December 31, 2011	521	35	7	500	1,063
at September 30, 2012	420	31	-	500	951

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

9.           Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada and a 100% interest in the South Tally Pond property in Newfoundland.

The Company’s exploration and evaluation assets are comprised of the following:

	September 30, 2012	December 31, 2011
Prairie Creek – NT	$ 4,716	$ 4,694
South Tally Pond – NL (Note 3)	4,153	-
	$ 8,869	$ 4,694

10.           Decommissioning Liability

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and have been measured at the best estimate based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the related asset.

At September 30, 2012, the decommissioning liability relates to reclamation and closure costs of the Company’s Prairie Creek Mine site. The accretion expense is included in finance costs on the Statement of Comprehensive Loss.

The decommissioning liability at Prairie Creek is calculated as the net present value of estimated future net cash outflows of the reclamation and closure costs, which at September 30, 2012 total $2,595,000 (December 31, 2011 – $2,445,000) and are required to satisfy the obligations, discounted at 2.22% per annum (December 31, 2011 – 2.41%). The settlement of the obligations will occur through to 2029.

A summary of the Company’s provision for the decommissioning liability is presented below:

	September 30, 2012	December 31, 2011
Balance – beginning of year	$ 1,907	$ 1,654
Accretion expense	35	58
Change in estimates	22	195
Balance – end of period	$ 1,964	$ 1,907

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Share Capital

Authorized: Unlimited common shares with no par value (2011 – unlimited).

Issued and outstanding: 164,022,261 common shares (December 31, 2011 – 143,109,112).

(a)	During the nine month period ended September 30, 2012

i.
On January 6, 2012, the Company issued by way of public offering 7,610,000 units (“Units”) on a brokered basis at $0.67 per Unit, for aggregate gross proceeds of $5,099,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until January 6, 2014 at a price of $0.90 per common share. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 494,650 common shares at any time until July 6, 2013 at a price of $0.67 per share. Net proceeds from the issuance were $4,602,000 after issuance costs comprised of the agent’s commission of $331,000 and other issuance costs of $166,000. The Company also recognized non-cash costs for the fair value of the share purchase warrants issued and broker’s warrants granted of $704,000 and $108,000 respectively.

ii.
On February 10, 2012, the Company issued by way of non-brokered private placement 6,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. (“Zhongrun”) at $0.67 per Unit, for aggregate gross proceeds of $4,020,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until February 10, 2014 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $3,749,000 after issuance costs comprised of the finder’s fee of $201,000 and other issuance costs of $70,000. The Company allocated $628,000 of the gross proceeds to the fair value of the share purchase warrants.

iii.	4,130 warrants were exercised at a price of $0.40 per common share for proceeds of $2,000.

iv.
On September 24, 2012, the Company acquired Paragon Minerals Corporation and issued 7,299,019 common shares valued at $3,394,000 based on the Company’s closing market price on September 24, 2012 of $0.465 per share in exchange for all outstanding Paragon shares that the Company did not already own. (See Note 3)

(b)	During the year ended December 31, 2011

i.	295,000 options were exercised at prices between $0.23 and $0.45 per common share for proceeds of $111,000.

ii.	90,620 warrants were exercised at a price of $0.40 per common share for proceeds of $36,000.

iii.
Effective June 1, 2011, the Company did not renew its normal course issuer bid (the “Bid”). During the year to date period ended June 1, 2011, the Company did not purchase any common shares pursuant to the Bid.

iv.
On December 30, 2011, the Company issued by way of private placement 3,275,000 flow-through shares on a brokered basis at $0.75 per share, for aggregate gross proceeds of $2,456,000. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 212,875 non-flow-through shares at any time until June 30, 2013 at a price of $0.75 per share. Net proceeds from the issuance were $2,199,000 after issuance costs comprised of the agent’s commission of $160,000 and other issuance costs of $97,000. The Company also recognized non-cash costs for the fair value of the broker’s warrants granted of $45,000. The sale of tax deductions of $295,000 is deferred and presented as other liabilities.

v.
On December 30, 2011, the Company issued by way of non-brokered private placement 9,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. (“Zhongrun”) at $0.67 per Unit, for aggregate gross proceeds of $6,030,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until December 30, 2013 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $5,598,000 after issuance costs comprised of the finder’s fee of $302,000 and other issuance costs of $130,000. The Company allocated $945,000 of the gross proceeds to the fair value of the share purchase warrants.

12.           Reserves

(a)	Stock Options

At September 30, 2012 there were 6,720,533 incentive stock options outstanding all of which, except for the 300,000 issued in 2011 and the 310,533 converted upon the Company’s acquisition of Paragon Minerals Corporation, were granted under the 2004 Rolling Stock Option Plan (the “2004 Plan”).

At the Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new incentive stock option plan (the “2012 Plan“). The 2012 Plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 6,110,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan. Stock options will only be granted under the 2012 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2012 Plan and the 2004 Plan does not exceed 7,500,000. Under the 2012 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the Toronto Stock Exchange on the day of grant.

The 300,000 incentive stock options granted during 2011, which are reflected in the table below, were granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange, vest in equal eighths over a two year period, carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of granting of $0.38. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.9%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 79% to 85%, no expected dividends and a forfeiture rate of 1%.

The 310,533 incentive stock options converted on September 24, 2012, upon the Company’s acquisition of Paragon Minerals Corporation represent options previously granted by Paragon and converted at the exchange ratio of 0.136 and had a per-share fair value at the date of conversion of $0.03. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.13%, an expected life of options of 1.5 years, an expected volatility of 70.9%, no expected dividends and a forfeiture rate of 0%. (See Note 3)

Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

A summary of the Company’s options at September 30, 2012 and December 31, 2011 and the changes for the periods then ended is presented below:

	Nine months ended September 30, 2012		Year ended December 31, 2011
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	6,410,000	$ 0.41	7,500,000	$ 0.46
Granted	-	-	300,000	0.71
Converted	310,533	1.54	-	-
Exercised	-	-	(295,000))	0.38
Expired	-	-	(870,000))	0.90
Forfeited	-	-	(225,000))	0.45
Outstanding, end of period	6,720,533	$ 0.47	6,410,000	$ 0.41

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.           Reserves (continued)

(a)	Stock Options (continued)

As at September 30, 2012, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 2.3 years, to purchase an aggregate 6,720,533 common shares, of which 6,645,533 were exercisable as at that date, as follows:

	Options Outstanding		Options Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
October 15, 2012	75,000	$ 0.94	75,000	$ 0.94
February 5, 2013	41,480	4.49	41,480	4.49
June 3, 2013	10,200	2.21	10,200	2.21
September 23, 2013	71,400	0.81	71,400	0.81
September 23, 2013	102,000	1.14	102,000	1.14
September 23, 2013	453	4.93	453	4.93
March 27, 2014	1,575,000	0.23	1,575,000	0.23
December 31, 2014	40,800	1.14	40,800	1.14
May 12, 2015	4,460,000	0.45	4,460,000	0.45
January 27, 2016	300,000	0.71	225,000	0.71
February 1, 2016	10,200	1.29	10,200	1.29
July 4, 2016	34,000	0.81	34,000	0.81
	6,720,533	$ 0.47	6,645,533	$ 0.46

For the three and nine month periods period ended September 30, 2012, the Company recorded charges for stock options granted to directors, officers and employees of $5,000 and $40,000 respectively versus $56,000 and $200,000 respectively for the comparative periods.

The share-based compensation charges were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Period of Grant	Nine months ended September 30, 2012	Year ended December 31, 2011
Dividend Yield	-	0%
Risk free interest rate	-	1.9%
Expected life	-	2.6 to 3.5 years
Expected volatility (1)	-	79.4% to 85.1%
Weighted average grant date fair value	-	0.38
Forfeiture rate	-	1%
(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.           Reserves (continued)

(b)	Warrants

As at September 30, 2012, the Company has outstanding exercisable warrants, with a weighted average remaining contractual life of 1.26 years, to purchase an aggregate 13,756,836 common shares, as follows:

	Nine months ended September 30, 2012		Year ended December 31, 2011
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	5,054,148	$ 0.88	431,893	$ 0.63
Issued	7,299,650	0.88	4,712,875	0.89
Converted	1,407,168	1.51	-	-
Exercised	(4,130))	0.40	(90,620))	0.40
Outstanding, end of period	13,756,836	$ 0.95	5,054,148	$ 0.88

The 1,407,168 warrants converted on September 24, 2012, upon the Company’s acquisition of Paragon Minerals Corporation represent warrants previously granted by Paragon and converted at the exchange ratio of 0.136 and had a per-share fair value at the date of conversion of $0.03. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.13%, an expected life of options of 1.6 years, an expected volatility of 70.9%, no expected dividends and a forfeiture rate of 0%. (See Note 3)

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
December 23, 2012	337,143	$ 0.70
June 30, 2013	212,875	0.75
December 30, 2013	4,500,000	0.90
July 6, 2013	494,650	0.67
August 17, 2013	194,313	1.76
January 6, 2014	3,805,000	0.90
February 10, 2014	3,000,000	0.90
June 3, 2014	1,212,855	1.47
	13,756,836	$ 0.95

The fair value of the warrants issued was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Nine months ended September 30, 2012	Year ended December 31, 2011
Dividend Yield	0%	0%
Risk free interest rate	0.95%	0.96%
Expected life	1.4 to 1.9 years	1.4 to 1.9 years
Expected volatility (1)	74.5 to 78.2%	77.3%
Weighted average grant date fair value	0.20	0.21
(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.           Reserves (continued)

(c)	Summary

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2010	1,713	98	7,182	604	9,597
Share-based compensation	238	-	-	-	238
Stock options exercised	(57))	-	-	-	(57))
Stock options expired	(600))	-	600	-	-
Stock options forfeited	(54))	-	54	-	-
Broker warrants issued	-	989	-	-	989
Broker warrants exercised	-	(17))	-	-	(17))
Balance, December 31, 2011	1,240	1,070	7,836	604	10,750
Share-based compensation	40	-	-	-	40
Broker warrants issued	-	1,440	-	-	1,440
Broker warrants exercised	-	(1))	-	-	(1))
Paragon acquisition	8	45	-	-	53
Balance, September 30, 2012	$ 1,288	$ 2,554	$ 7,836	$ 604	$ 12,282

13.           Exploration and Evaluation Expenses

The Company’s exploration and evaluation expenses incurred on the Prairie Creek property for the three and nine month periods ended September 30, 2012 and 2011 are detailed below:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Assaying and metallurgical studies	$ 145	$ 8	$ 172	$ 11
Camp operation and project development	561	120	891	270
Diamond drilling	1,554	1,188	2,868	1,631
Feasibility study	419	391	1,161	1,132
Insurance, lease and rental	16	16	47	41
Permitting and environmental	574	489	1,128	1,412
Transportation and travel	67	7	110	22
	3,336	2,219	6,377	4,519

Depreciation – mining plant and equipment	40	56	115	116
Total exploration and evaluation expenses	$ 3,376	$ 2,275	$ 6,492	$ 4,635

Exploration and evaluation, beginning of period	$ 50,503	$ 44,257	$ 47,387	$ 41,897
Total exploration and evaluation expenses	3,376	2,275	6,492	4,635
Exploration and evaluation, end of period	$ 53,879	$ 46,532	$ 53,879	$ 46,532
14.           Tax Deduction Recovery

During the three month period ended March 31, 2012, the Company renounced exploration and evaluation expenses deductible for Canadian income tax purposes of $2,456,000 (March 31, 2011 - $5,000,000) in respect of the flow-through shares issued in 2011 (See Note 11). As at September 30, 2012, the Company has incurred eligible exploration and development costs of $2,456,000. As at September 30, 2011 the Company had incurred eligible exploration and development costs of $2,491,000, which included costs incurred in fiscal 2010. Accordingly, the Company reduced the liability to sell the tax deductions, initially recognized at $295,000 (2011 - $277,000), and recognized a tax deduction recovery during the three and nine month periods ending September 30, 2012 of $142,000 and $295,000 respectively versus $139,000 and $277,000 respectively for the comparative periods.

15.           Government Grants

For the three and nine month periods ended September 30, 2012, the Company received $161,000 and $278,000 respectively from the Mine Training Society (funded by the Government of Canada (HRSDC)) related to training costs and recorded as a reduction to the related expense.

For the three and nine month periods ended September 30, 2012, the Company received $44,000 and $170,000 respectively from the Mine Training Society related to purchase of equipment and recorded as a reduction of the carrying value of the related asset.

16.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Prairie Creek project for the benefit of its stakeholders. The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team. The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

17.           Related Party Transactions

For the three and nine month periods ended September 30, 2012, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 and $18,000 respectively versus $6,000 and $18,000 respectively for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At September 30, 2012, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2011 - $4,000).

For the three and nine month periods ended September 30, 2012, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $151,000 and $470,000 respectively versus $130,000 and $425,000 respectively for the comparative periods. For the three and nine month periods ended September 30, 2012, the Company incurred share-based compensation with officers and directors in the amount of $5,000 and $33,000 respectively versus $39,000 and $162,000 respectively for the comparative periods.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2012
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.           Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2012	$ 37
2013	150
2014	147
2015	149
2016	151
2017	88
$ 722

The Company has a letter of guarantee outstanding in the amount of $214,000 as security for the Company fulfilling certain obligations pursuant to an Authorization granted by DFO relating to road repairs in proximity to the Prairie Creek Mine Site (See Note 7).

19.           Subsequent Events

The Company, on October 4, 2012, granted stock options to certain officers and employees of the Company under the 2012 Plan to purchase a total of 960,000 shares of the Company for a period of five years at an exercise price of $0.46 per share. (See Note 12)

20.           Approval of the Financial Statements

The Interim Consolidated Financial Statements of Canadian Zinc Corporation for the three and nine month periods ended September 30, 2012 were approved and authorized for issue by the Board of Directors on November 13, 2012.

EXHIBIT LIST

31	Chief Executive Officer Certificate Form 52-109F2
32	Chief Financial Officer Certificate Form 52-109F2
99.1	Management’s Discussion and Analysis as of November 14, 2012
99.2	News Release - Canadian Zinc Reports Financial and Operating Results for Third Quarter 2012 --Award of options to certain officers and employees – November 15, 2012
99.3
News Release - Canadian Zinc Reports Results of 2012 Exploration Program--Richest   Silver Intercept of 2,059 G/T Ag Over 1.3 Metre--Additional Significant Ag-Pb-Zn Diamond Drill Assays--Strong Geophysical Anomaly Defined Near Mine- November 22, 2012

99.4
 Form 51-102F Business Acquistion Report October 17, 2012 Schedule A - audited financial statements of Paragon September 30, 2011,
         September 30, 2010; June 30, 201 and June 30, 2011. Pro forma statement of financial postion of the Company as at June 30, 2012, December 31, 2011
         and six month interim period June 30 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: December 12, 2012	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman